UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Immersion Corporation
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name of Issuer)

Common Stock, $0.001 par value per share
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Title of Class of Securities)

452521107
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(CUSIP Number)

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2011
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,576,702 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,576,702 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,702 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IA, OO

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 178,873 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 178,873 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,873 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 129,119 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 129,119 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,119 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 475,558 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 475,558 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,558 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 446,124 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 446,124 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,124 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE L2, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 347,028 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 347,028 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,028 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,576,702 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,576,702 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,702 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN, HC

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,576,702 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,576,702 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,702 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN, HC

Item 1.  Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on January 10, 2011 (the “Schedule 13D”) by the Reporting Persons with respect to the shares of common stock, $0.001 stated value per share (the “Shares”) of Immersion Corporation (the “Issuer”), whose principal executive offices are located at 801 Fox Lane, San Jose, California 95131. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Scedule 13 is hereby amended and restated in its entirety as follows:

The Shares purchased by DCP, DOF, DAP, DAO and DL2 were purchased with working capital (no borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business) in open market purchases. The aggregate purchase cost of the 1,576,702 Shares beneficially owned in the aggregate by DCP, DOF, DAP, DAO and DL2 is approximately $8,744,577.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On March 9, 2011, the Reporting Persons and the Issuer entered into a settlement agreement (the “Settlement Agreement”) resolving the nominations proposed by the Reporting Persons for election of directors at the Issuer’s 2011 Annual Meeting of Shareholders (the “2011 Meeting”).  The Settlement Agreement provides, among other things, that Mr. John Fichthorn, managing member of Dialectic Capital Management, LLC, and Mr. Carl Schlachte (collectively, the “2011 Nominees”) would be nominated at the 2011 Meeting as Class III directors of the Issuer’s Board of Directors (the “Board”) for a three year term. The Settlement Agreement further provides that the Issuer will recommend in its definitive proxy statement that the Issuer’s shareholders vote to elect the 2011 Nominees at the 2011 Meeting which will be held no later than June 30, 2011.

The Settlement Agreement also provides that the Reporting Persons will: (i) withdraw their letter dated December 30, 2010 nominating two candidates for election to the Board at the 2011 Meeting, and  (ii) vote all of their Shares in favor of the 2011 Nominees at the 2011 Meeting.  However, the Reporting Persons may comment or present their views on any issue or matter that has been publicly disclosed by the Issuer and may, except with respect to the election of the 2011 Nominees at the 2011 Meeting, vote their Shares on any matter submitted to a vote of the Issuer’s shareholders in such manner as the Reporting Persons may determine in their sole discretion.  The Issuer agreed to reimburse the Reporting Persons for their out-of-pocket fees and expenses that were incurred in connection with the matters related to the 2011 Meeting and the Settlement Agreement in an amount not to exceed $100,000, and Mr. Fichthorn agreed to waive cash remuneration as a director in the same amount.

A copy of the Settlement Agreement is attached to this Schedule 13D as Exhibit 3 and is incorporated herein by reference as if fully set forth herein. The foregoing summary description of the Settlement Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Settlement Agreement.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law or the Settlement Agreement, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Scedule 13 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,175,759 Shares outstanding as of October 29, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2010.

(a, b) Investment Manager

As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 1,576,702 Shares, constituting approximately 5.6% of the Shares outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,576,702 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,576,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to the Investment Manager, shall not be considered an admission that it, for the purpose of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is the beneficial owner of any Shares in which it does not have a pecuniary interest. The Investment Manager disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DCP

As of the date hereof, DCP may be deemed to be the beneficial owner of 178,873 Shares, constituting approximately 0.6% of the Shares outstanding.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 178,873 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 178,873 Shares.

In addition, DCP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DCP, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DCP disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DOF

As of the date hereof, DOF may be deemed to be the beneficial owner of 129,119 Shares, constituting approximately 0.5% of the Shares outstanding.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 129,119 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 129,119 Shares.

In addition, DOF, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DOF, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DOF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DAP

As of the date hereof, DAP may be deemed to be the beneficial owner of 475,558 Shares, constituting approximately 1.7% of the Shares outstanding.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 475,558 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 475,558 Shares.

In addition, DAP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DAP, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DAP disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DAO

As of the date hereof, DAO may be deemed to be the beneficial owner of 446,124 Shares, constituting approximately 1.6% of the Shares outstanding.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 446,124 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 446,124 Shares.

In addition, DAO, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DAO, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DAO disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DL2

As of the date hereof, DL2 may be deemed to be the beneficial owner of 347,028 Shares, constituting approximately 1.2% of the Shares outstanding.

DL2 has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 347,028 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 347,028 Shares.

In addition, DL2, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DL2, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DL2 disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) JF

As of the date hereof, JF may be deemed to be the beneficial owner of 1,576,702 Shares, constituting approximately 5.6% of the Shares outstanding.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,576,702 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,576,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to JF, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which he does not have a pecuniary interest. JF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he does not directly own.

(a, b) LF

As of the date hereof, LF may be deemed to be the beneficial owner of 1,576,702 Shares, constituting approximately 5.6% of the Shares outstanding.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,576,702 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,576,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to LF, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which he does not have a pecuniary interest. LF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he does not directly own.

(c)
The trading dates, number of Shares purchased or sold, and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Schedule A. All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The summary of the Settlement Agreement described in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 3
Settlement Agreement, by and among Immersion Corporation and each of Dialectic Capital Management, LLC, Dialectic Capital Partners, LP., Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Offshore L2, Ltd., John Fichthorn and Luke Fichthorn, dated as of March 9, 2011.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 11, 2011
DIALECTIC CAPITAL PARTNERS, LP

By:  Dialectic Capital, LLC, its general partner

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC CAPITAL MANAGEMENT, LLC

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC OFFSHORE, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

DIALECTIC ANTITHESIS PARTNERS, LP

By:  Dialectic Capital, LLC, its general partner

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

DIALECTIC OFFSHORE L2, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

/s/ John Fichthorn
John Fichthorn, Individually

/s/ Luke Fichthorn
Luke Fichthorn, Individually

SCHEDULE A

Transactions in the Shares During the Past 60 Days

DIALECTIC CAPITAL PARTNERS, LP
Shares Purchased	Price Per Share ($)	Date of Purchase
79	6.00	2/1/11
8	6.09	2/2/11
49	6.57	2/11/11
1,970	6.69	2/15/11
1,501	6.87	2/16/11
98	7.14	2/17/11
556	7.09	2/18/11
384	6.84	3/1/11
286	6.83	3/1/11
13	6.79	3/2/11
166	6.84	3/2/11
41	6.88	3/2/11
47	6.77	3/2/11

DIALECTIC OFFSHORE, LTD.
Shares Purchased	Price Per Share ($)	Date of Purchase
821	6.00	02/01/11
87	6.09	02/02/11
34	6.57	02/11/11
1,389	6.69	02/15/11
1,058	6.87	02/16/11
69	7.14	02/17/11
392	7.09	02/18/11
6,457	6.84	03/01/11
4,504	6.83	03/01/11
788	6.77	03/02/11
2,783	6.84	03/02/11
698	6.88	03/02/11
225	6.79	03/02/11

DIALECTIC ANTITHESIS PARTNERS, LP
Shares Purchased	Price Per Share ($)	Date of Purchase
715	6.00	2/1/11
76	6.09	2/2/11
115	6.57	2/11/11
4,525	6.69	2/15/11
3,447	6.87	2/16/11
229	7.14	2/17/11
1,278	7.09	2/18/11

DIALECTIC ANTITHESIS OFFSHORE, LTD.
Shares Purchased	Price Per Share ($)	Date of Purchase
3,918	6.00	02/01/11
421	6.09	02/02/11
107	6.57	02/11/11
4,269	6.69	02/15/11
3,252	6.87	02/16/11
214	7.14	02/17/11
1,204	7.09	02/18/11
19,656	6.84	03/01/11
13,713	6.83	03/01/11
2,127	6.88	03/02/11
2,400	6.77	03/02/11
687	6.79	03/02/11
8,470	6.84	03/02/11

DIALECTIC OFFSHORE L2, LTD.
Shares Purchased	Price Per Share ($)	Date of Purchase
267	6.00	02/01/11
28	6.09	02/02/11
95	6.57	02/11/11
3,795	6.69	02/15/11
2,891	6.87	02/16/11
190	7.14	02/17/11
1,070	7.09	02/18/11
1,515	6.83	03/01/11
2,172	6.84	03/01/11
75	6.79	03/02/11
234	6.88	03/02/11
936	6.84	03/02/11
265	6.77	03/02/11

DIALECTIC CAPITAL MANAGEMENT, LLC
None.

JOHN FICHTHORN
None.

LUKE FICHTHORN
None.